UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

Inventiv Health Inc.
(Name of Issuer)
Common Stock, par value $.001
(Title of Class of Securities)
46122E105
(CUSIP Number)
Jean-François Joly
Credit Industriel et Commercial
6 avenue de Provence
75009 Paris, France
+33 1 45 96 90 72
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
August 6, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	46122E105

1	NAMES OF REPORTING PERSONS Credit Industriel et Commercial

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

France

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		Nil

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

Nil

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

BK
* Based on a total number of InVentiv Health Inc. shares of common stock outstanding of 33,890,968.

Schedule 13D

CUSIP No.	46122E105
This amendment (“Amendment No. 1”) is being filed by Credit Industriel et Commercial (“CIC”), a French authorized bank, and relates to its beneficial ownership of shares of Common Stock, par value of $0.01 per share (the “Common Stock”), of Inventiv Health Inc. (the “Issuer”). The Issuer’s principal offices are located at 500 Atrium Drive Somerset, NJ 08873.
This Amendment No. 1 amends the Schedule 13D filed by CIC with the Securities and Exchange Commission on July 7, 2010 (the “Initial Statement”). Except as specifically set forth herein, the Initial Statement remains unmodified. Capitalized terms used herein and otherwise not defined have the meanings assigned to such terms in the Initial Statement.
Item 4. Purpose of Transaction
The response in Item 4 of the Initial Statement is hereby amended and supplemented by adding the following:
On August 6, 2010, CIC disposed of 2,064,910 shares of Common Stock at $26.05 per share to Inventiv Group Holdings Inc.
Item 5. Interest in Securities of the Issuer
The response in Item 5 of the Initial Statement is hereby amended and supplemented by adding the following:
(a) As of the date of this Amendment No. 1, CIC is not the beneficial owner of any shares of Common Stock of the Issuer.
(b) As of the date of this Amendment No. 1, CIC is not deemed to hold any power to vote and to dispose of any shares of Common Stock of the Issuer as described in (a) above.
(c) Transactions made by CIC in the common stock of the Issuer effected in the past 60 days are below.

	Quantity Acquired	Price Per Share	Manner of
Date of Transaction	(Sold)	(U.S. $)	Acquisition/Disposition
June 9, 2010	10,000	24.95	Purchase
	130,538	25.00	Purchase
June 10, 2010	52,356	25.01	Purchase
June 11, 2010	10,000	25.00	Purchase
	53,875	25.02	Purchase
June 14, 2010	32,550	25.04	Purchase
June 15, 2010	23,870	25.06	Purchase
June 16, 2010	57,959	25.20	Purchase
June 17, 2010	14,250	25.24	Purchase
	427,530	25.19	Borrowed
July 1, 2010	5,000	25.61	Purchase
July 2, 2010	947,246	25.60	Borrowed
August 6, 2010	2,064,910	26.05	Sale
(d) No person other than CIC is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the shares of Common Stock of the Issuer reported in this Amendment No. 1.
(e) None.

Schedule 13D

CUSIP No.	46122E105
SIGNATURES
After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.
Dated: August 10, 2010

CREDIT INDUSTRIEL ET COMMERCIAL
By:	/s/ Jean-Francois Joly
	Name:	Jean-François Joly
	Title:	Head of Legal and Tax Department